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                               PORTFOLIO NAVIGATOR
                              MODEL PORTFOLIO RIDER

Pursuant to your application, you are enrolled in the Portfolio Navigator (PN) program. This rider describes the PN program and is made a part of the annuity contract to which it is attached. It changes the contract by adding certain terms and provisions. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider. There is an additional charge for this rider as described below. You can allocate purchase payments and contract value to the same allocation options that make up a particular model portfolio without purchasing this rider, and you may also request automatic portfolio rebalancing without charge.

For the purposes of this rider the following definitions apply:

     "ALLOCATION OPTIONS" means the variable subaccounts, fixed account and, if applicable, guarantee period accounts available under this contract.

     "ALLOCATION PERCENTAGES" means the percentage of your total PN model values allocated to each allocation option within each model portfolio.

     "EXCLUDED ACCOUNTS" means the Special DCA Account and subaccounts we may choose to allow for DCA arrangements which are not part of a model portfolio. We reserve the right to designate any one or more of these excluded accounts as allocation options for a model portfolio in the future.

The PN program is an asset allocation program that allows you to allocate your annuity purchase payments and contract values to a model portfolio you select consisting of certain allocation options available under your contract.

MODEL PORTFOLIO SELECTION

Your payments and contract value, other than amounts allocated to the excluded accounts, will be allocated to the model portfolio you select from those that are available. You choose the model portfolio based on factors that may include your investment goals, risk tolerance and investment timeframe.

Each model portfolio will consist of certain allocation options with specified allocation percentages that are pre-selected to represent various asset classes. Model portfolios are periodically rebalanced and are periodically reassessed as described below.

Your values allocated to the PN program will be automatically rebalanced periodically to match the existing allocation percentages stated in the model portfolio.

MODEL PORTFOLIO REASSESSMENT

The model portfolios are also reassessed periodically. As a result, the models may be updated from time to time with new allocation options and allocation percentages. When these reassessments are completed, any changes to the model portfolios will cause the following to occur:

- You will receive a reassessment letter indicating that your model portfolio has been reassessed and that your contract value, less any excluded accounts, is scheduled to be reallocated according to the updated model. The reassessment letter will specify the reallocation date and will be sent at least 30 days prior.

- If you do not want your contract value, less any excluded accounts, to be reallocated according to the updated model, you must provide written or other authorized notification as specified in the reassessment letter.

If permitted under applicable securities law, we reserve the right to automatically reallocate your current PN model to an updated model without prior notice.

131070C                                                                  7/2005
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CHANGING YOUR MODEL PORTFOLIO

In addition to the periodic reassessment and reallocation of the model portfolios described above, you may also request a change to your model portfolio twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes would include changing to a different model portfolio at any time, or requesting to reallocate according to the updated version of your existing model other than a change per the reassessment process described above.

CHARGES FOR THE RIDER

The charge for this rider is determined by multiplying the percentage shown under Contract Data by your contract value less any excluded accounts on the contract anniversary date each year prior to the settlement date. We reserve the right to adjust charges for this rider after the tenth rider anniversary. We deduct the charge on each contract anniversary on a pro-rata basis among the allocation options, less any excluded accounts in the same proportion your value in each bears to your total contract value less any excluded accounts.

If the contract is terminated, we reserve the right to deduct the charge at that time and adjust it for the number of calendar days the PN Rider was in effect during the year.

ADDING THE RIDER

Unless we otherwise agree, you can only add the rider at contract issue or on a contract anniversary. If we allow the rider to be added other than on a contract anniversary, we reserve the right to adjust the rider charge for the number of calendar days the rider was in effect during the year.

TERMINATING THE RIDER

You may cancel participation in the PN program at any time; however, you cannot add the rider again until the next contract anniversary unless we otherwise agree.

If the rider is terminated other than on a contract anniversary, we reserve the right to deduct the rider charge at that time and adjust it for the number of calendar days the rider was in effect during the year.

If you initiate transfers among allocation options other than through a Special DCA arrangement, your participation in the PN program will be cancelled. Transfers involving only excluded accounts or partial surrenders do not cancel participation in the PN program.

We reserve the right to cancel the PN program following 30 days written notice at your last known address. We reserve the right to deduct the rider charge at that time and adjust it for the number of days the rider was in effect. Upon cancellation, any automated rebalancing associated with the program will cease, and there will be no additional charges for the rider.

This rider will terminate on the date you make a full surrender from the contract or on the settlement date.

This rider is effective as of the contract date of this contract unless a different date is shown here or under Contract Data.

IDS LIFE INSURANCE COMPANY

ABCD

Secretary